CleanTech Acquisition Corp.
207 West 25th Street, 9th Floor
New York, New York 10001

August 10, 2022

VIA EDGAR

Mr. Patrick Faller
Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	CleanTech Acquisition Corp. (the “Company”) Registration Statement on Form S-4 File No. 333-262431) (the “Registration Statement”)

Dear Mr. Faller:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. on August 11, or as soon thereafter as practicable.

Very truly yours, CLEANTECH ACQUISITION CORP.

By:	/s/ Eli Spiro
Name: Eli Spiro Title: Chief Executive Officer

Acceleration Request: 333-262431